November 18, 2004


Via Facsimile (312) 984-7700 and U.S. Mail

Brooks B. Gruemmer, Esq.
McDermott Will & Emery LLP
227 West Monroe Street, Suite 4400
Chicago, IL  60606-5096

Re:	Vsource, Inc.
      Schedule TO-I/A filed November 12, 2004
      File No. 5-59913

Dear Mr. Gruemmer:

      We have the following comment on the above-referenced filing.

     We note your response to comment 2 of our letter dated
November 9, 2004, that the company does not currently have any intent or plan to engage in any further transactions that, when taken together, would have a reasonable likelihood or purpose of producing the effects listed in Rule 13e-3(a)(3)(ii). However, we also note from your response that the company has decided to defer any decisions regarding future activities until after the completion of the exchange offer, which implies that the company`s plans might change with regard to future transactions. In the event the company`s plans change and it determines to engage in further transactions, please be advised that, depending on the circumstances, any of these transactions including the exchange offer may constitute the first step in a future going private transaction. See Rule 13e-3(a)(3).

      Direct any questions to me at (202) 942-1797. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Michele M. Anderson
								Special Counsel
								Office of Mergers and
								Acquisitions